UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

PLY GEM HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-35930	20-0645710
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

5020 WESTON PARKWAY, SUITE 400 CARY, NORTH CAROLINA	27513
(Address of principal executive offices)	(Zip Code)

Shawn K. Poe (919) 677-3900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Forward-Looking Information

This Specialized Disclosure Report on Form SD and any exhibits to this Form SD may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors. Additional information regarding these factors is contained in Ply Gem Holdings, Inc.’s filings with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Ply Gem Holdings Inc.’s Conflict Minerals Report, filed as Exhibit 1.02 hereto, is publicly available on our website at www.plygem.com under “Filings” within the “Investor Relations” section as well as on the Securities and Exchange Commission’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD, and any information accessible through such websites, is included for general information only and is not incorporated by reference in this Form SD nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit
Ply Gem Holdings Inc.’s Conflict Minerals Report for the year ended December 31, 2013 is filed as Exhibit 1.02 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits
Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form SD to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 2, 2014

PLY GEM HOLDINGS, INC.

By: /s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President, Chief Financial Officer, Treasurer and Secretary